EXHIBIT 99.13

February 23rd, 2021

The Coalition for the Energy of the Future unveils its first seven concrete actions and welcomes three new members

•	7 projects already being developed with first milestones to be reached as early as 2021

•	Airbus, Bureau Veritas and PSA International join the coalition

•	14 members committed to accelerating the energy transition in transport and logistics

Launched in late 2019, the Coalition for the Energy of the Future aims at accelerating the development of future energies and technologies to sustain new green mobility models and reduce the impact of transport and logistics on climate change. The Coalition is pleased to announce the first milestones to be reached in 2021.

2021: A year of milestones with the development of the Coalition’s first 7 projects

2021 will be a structuring year for the Coalition and its cross-industry working groups with 7 projects to be developed:

1.	Green hydrogen: capitalize on Carrefour projects Cathyope and H2Haul to experiment for the first time in Europe hydrogen-powered fuel cell long distance zero-emission trucks and propose a consolidated order book for goods’ transportation on French and European roads by end of the first semester in order to accelerate hydrogen availability,

2.	Biofuel: propose and test the first bio-crude oil dedicated to maritime needs to increase the use of Biofuel along the supply chain and develop the use of 3rd generation biofuels,

3.	Carbon neutral liquefied natural gas (LNG): draw a pathway for bioLNG toward carbon neutrality, highlighting key issues to be addressed,

4.	Green electricity: identify & convert along the global supply chain the key elements (depots, terminals & warehouses…) into green self-sustained entities to accelerate the electric conversion in the transport chain,

5.	Zero emission vehicles for road, air and sea transportation: share by the end of the first quarter of 2021 a common vision and roadmap to develop nnovative R&D projects around new energies such as Hydrogen or Ammonia,

6.	Digital ecocalculator of the global transport chain: develop a digital eco-calculator certifying door-to-door CO2 impact on any given transportation routing as well as proposing low-emission alternatives,

7.	Intermodal green hubs: propose a business plan to sustain port conversion into new green multimodal hubs using lower-impact routing with greener energy by end of 2021.

The 14 companies will continue to work closely together over the coming months to develop new concrete projects going further in the fight against climate change.

Airbus, Bureau Veritas and PSA International join the Coalition for the Energy of the Future

2021 also marks the entry into the Coalition of three global companies recognized worldwide for their involvement into the emergence of technological innovations:

•	Airbus, an international reference in the aerospace sector and a pioneer of sustainable aviation

•	Bureau Veritas, a world leader in testing, inspection and certification,

•	PSA International, a leading global port group and trusted partner to cargo stakeholders.

They join AWS, Carrefour, CMA CGM Group, Cluster Maritime Français, Crédit Agricole CIB, ENGIE, Faurecia, Michelin, Schneider Electric, Total and Wärtsilä in the Coalition.

Together, they will bring the Coalition additional resources and talents to take up the challenge of tomorrow’s sustainable transport and logistics.

“Airbus has a leading role to play in the ambition for sustainable aviation, says Jean-Brice Dumont, Executive Vice President Engineering, Airbus. "We are convinced of the benefits that joint initiatives can bring in finding innovative solutions to reduce the C02 emissions of our industry -- because we know this challenge requires a collective effort. We believe this coalition will foster the development of creative projects with effective results that will pioneer new mobility models across the sector.”

According to Matthieu de Tugny, President of Bureau Veritas Marine and Offshore, “Innovative projects and joint development programs will be certainly vital to make sure we are ready for the future. The different stakeholders and experience of this Coalition certainly brings real power across the shipping sector & supply chains to develop the innovative solutions we need. It is a collective approach and all our efforts definitely need to be connected to sustain new green transportation models.”

Mr TAN Chong Meng CEO, PSA International, declares: “PSA is proud to be a part of the Coalition, which is in line with our mission to enable greener logistics choices for all by working with like-minded partners. We are excited to support the development of future energies and technologies, and to do our part to collectively create a more sustainable future for transport and trade.”

With these additional members, the Coalition continues to rally major industry leaders from different sectors and pursues its ambition to accelerate the development of energies and technologies sustaining new, lower-carbon models to reach carbon-neutral objectives in transport and logistics.

An international coalition with a clear pathway towards carbon neutrality

Launched in late 2019 during the French Maritime Economy Conference (Assises de l’Economie de la Mer), and supported by French President Emmanuel Macron, the Coalition for the Energy of the Future aims at accelerating the development of future energies and technologies to sustain new green mobility models to reduce the climate impact of transport and logistics.

To achieve genuine technological breakthroughs with tangible results by 2030, the Coalition’s three main goals are:

•	To unlock a more extensive portfolio of clean energy sources;

•	To decrease the energy consumption per kilometer-equivalent of goods mobility;

•	To reduce the proportion of emissions linked to transport and logistics.

About Airbus

Airbus pioneers sustainable aerospace for a safe and united world. The Company constantly innovates to provide the most efficient and technologically-advanced solutions in aerospace, defence, and connected services. In commercial aircraft, Airbus offers the most modern and fuel-efficient airliners. Airbus Defence and Space is a European leader in defence and security and one of the world's leading space businesses. Airbus Helicopters provides the most efficient civil and military rotorcraft solutions worldwide.

Press Contact:

Matthieu Duvelleroy, +33629431564, matthieu.duvelleroy@airbus.com

About Amazon Web Services

For almost 15 years, Amazon Web Services has been the world’s most comprehensive and broadly adopted cloud platform. AWS has been continually expanding its services to support virtually any cloud workload, and it now has more than 200 fully featured services for compute, storage, databases, networking, analytics, machine learning and artificial intelligence (AI), Internet of Things (IoT), mobile, security, hybrid, virtual and augmented reality (VR and AR), media, and application development, deployment, and management from 77 Availability Zones (AZs) within 24 geographic regions, with announced plans for 18 more Availability Zones and six more AWS Regions in Australia, India, Indonesia, Japan, Spain, and Switzerland. Millions of customers—including the fastest-growing startups, largest enterprises, and leading government agencies—trust AWS to power their infrastructure, become more agile, and lower costs. To learn more about AWS, visit aws.amazon.com.

About Bureau Veritas

Bureau Veritas is a world leader in laboratory testing, inspection and certification services. Created in 1828, the Group has more than 75,000 employees located in more than 1,500 offices and laboratories around the globe. Bureau Veritas helps its clients improve their performance by offering services and innovative solutions in order to ensure that their assets, products, infrastructure and processes meet standards and regulations in terms of quality, health and safety, environmental protection and social responsibility.

Bureau Veritas is listed on Euronext Paris and belongs to the Next 20 index.

Compartment A, ISIN code FR 0006174348, stock symbol: BVI.

For more information, visit www.bureauveritas.com, and follow us on Twitter (@bureauveritas) and LinkedIn.

About Carrefour Group

With a multi-format network of some 12,300 stores in more than 30 countries, the Carrefour Group is one of the world's leading food retailers. Carrefour welcomes 105 million customers throughout the world and recorded revenue of €80.7 billion in 2019. It has more than 320,000 employees who help to make Carrefour the world leader in the food transition for everyone, providing everybody with access to high-quality, affordable food every day, in all locations.

For more information, visit www.carrefour.com, or find us on Twitter (@GroupeCarrefour) and LinkedIn (Carrefour).

About CMA CGM

Led by Rodolphe Saadé, the CMA CGM Group is a world leader in shipping and logistics.

Its 538 vessels serve more than 420 ports around the world, on all five continents. In 2019, they transported nearly 22 million TEU (twenty-foot equivalent units) containers. With CEVA Logistics, a world leader in logistics services, CMA CGM handles more than 500,000 tons of airfreight and 1.9 million tons of inland freight every year.

CMA CGM is constantly innovating to offer customers new maritime, inland and logistics solutions.

Present on every continent and in 160 countries through its network of 755 offices and 750 warehouses, the Group employs more than 110,000 people worldwide, of which 2,400 in Marseille where its head office is located.

Press contact:

media@cma-cgm.com

Follow the CMA CGM Group on:

About Cluster Maritime Français

Since 2006, the French Maritime Cluster has been promoting France's maritime economy and supporting its key players.

The CMF consists of 430 members including shipowners, shipbuilding, marine equipments, ship maintenance, repair and conversion, ports, fishing operators, manufacturers, marine competitiveness clusters, the French Navy, marine and oceanographic research, water sports, yachting, education, shipping bankers, brokers, insurers, classification service providers, etc.

The French Maritime Cluster and its member companies aim to develop sustainable maritime activities

About Crédit Agricole Corporate and Investment Bank (Crédit Agricole CIB)

Crédit Agricole CIB is the corporate and investment banking arm of Credit Agricole Group, the 12th largest banking group worldwide in terms of tier 1 capital (The Banker, July 2020). Nearly 8,400 employees across Europe, the Americas, Asia-Pacific, the Middle East and Africa support the Bank's clients, meeting their financial needs throughout the world. Crédit Agricole CIB offers its large corporate and institutional clients a range of products and services in capital markets activities, investment banking, structured finance, commercial banking and international trade. The Bank is a pioneer in the area of climate finance, and is currently a market leader in this segment with a complete offer for all its clients.

For many years Crédit Agricole CIB has been committed to sustainable development. The Bank was the first French bank to sign the Equator Principles in 2003. It has also been a pioneer in Green Bond markets with the arrangement of public transactions from 2012 for a wide array of issuers (supranational banks, corporates, local authorities, banks) and was one of the co-drafter of Green Bond Principles and of the Social Bond Guidance. Relying on the expertise of a dedicated sustainable banking team and on the strong support of all bankers, Crédit Agricole CIB is one of the most active banks in the Green bonds market.

For more information, please visit www.ca-cib.com

For more information, please visit: www.ca-cib.fr

About ENGIE

Our group is a global reference in low-carbon energy and services. Our purpose (“raison d’être”) is to act to accelerate the transition towards a carbon-neutral world, through reduced energy consumption and more environmentally- friendly solutions, reconciling economic performance with a positive impact on people and the planet. We rely on our key businesses (gas, renewable energy, services) to offer competitive solutions to our customers. With our 170,000 employees, our customers, partners and stakeholders, we are a community of Imaginative Builders, committed every day to more harmonious progress.

Turnover in 2019: 60.1 billion Euros. The Group is listed on the Paris and Brussels stock exchanges (ENGI) and is represented in the main financial indices (CAC 40, DJ Euro Stoxx 50, Euronext 100, FTSE Eurotop 100, MSCI Europe) and non-financial indices (DJSI World, DJSI Europe and Euronext Vigeo Eiris - World 120, Eurozone 120, Europe 120, France 20, CAC 40 Governance).

About Faurecia

Founded in 1997, Faurecia has grown to become a major player in the global automotive industry. With almost 300 sites including 30 R&D centers and 115,500 employees in 37 countries, Faurecia is a global leader in its four areas of business: seating, interiors, Clarion Electronics and clean mobility. Faurecia has focused its technology strategy on providing solutions for the cockpit of the future and sustainable mobility. In 2019, the Group achieved total turnover of €17.8 billion. Faurecia is listed on the Euronext Paris stock exchange.

For more information, please visit: www.faurecia.com

About Michelin

Michelin, the leading tire company, is dedicated to enhancing its clients’ mobility, sustainably. A global mobility leader, Michelin designs, manufactures and distributes the right tire for every customer need and use, as well as services and solutions that improve the efficiency of transportation systems. Michelin also offers its customers opportunities for unique experiences during their trips and travels. In addition, Michelin is developing high-tech materials for use in a wide variety of applications. Headquartered in Clermont-Ferrand, France, Michelin is present in 170 countries, employs more than 127,000 people and operates 69 tire plants that together produced around 200 million tires in 2019. (www.michelin.com)

About PSA International

PSA International (PSA) is a leading port group and trusted partner to cargo stakeholders. With flagship operations in Singapore and Antwerp, PSA’s global network encompasses over 50 locations in 26 countries around the world. The Group’s portfolio comprises 60 deepsea, rail and inland terminals, as well as affiliated businesses in distriparks, warehouses and marine services. Drawing on the deep expertise and experience from a diverse global team, PSA actively collaborates with its customers and partners to deliver world-class port services alongside, develop innovative cargo solutions and co-create an Internet of Logistics. As the partner of choice in the global supply chain, PSA is “The World's Port of Call”.

Visit us at www.globalpsa.com.

About Schneider Electric

At Schneider, we believe access to energy and digital is a basic human right. We empower all to make the most of their energy and resources, ensuring Life Is On everywhere, for everyone, at every moment.

We provide energy and automation digital solutions for efficiency and sustainability. We combine world-leading energy technologies, real-time automation, software and services into integrated solutions for Homes, Buildings, Data Centers, Infrastructure and Industries.

We are committed to unleash the infinite possibilities of an open, global, innovative community that is passionate about our Meaningful Purpose, Inclusive and Empowered values.

www.se.com

About Total

Total is a broad energy company that produces and markets fuels, natural gas and electricity. Our 100,000 employees are committed to better energy that is more affordable, more reliable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

www.total.com

Contacts Total

Media Relations : +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

About Wärtsilä

Wärtsilä is a global leader in smart technologies and complete lifecycle solutions for the marine and energy markets. By emphasising sustainable innovation, total efficiency and data analytics, Wärtsilä maximises the environmental and economic performance of the vessels and power plants of its customers. In 2020, Wärtsilä's net sales totalled EUR 4.6 billion with approximately 18,000 employees. The company has operations in over 200 locations in more than 70 countries around the world. Wärtsilä is listed on Nasdaq Helsinki.

www.wartsila.com

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